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                 NATIONAL NEPHROLOGY ASSOCIATES, INC. ANNOUNCES
                   COMPLETION OF TENDER OFFER FOR RENEX CORP.

NASHVILLE, TN February 1, 2000 - - National Nephrology Associates, Inc. ("NNA") announced today the completion of the tender offer by an NNA subsidiary for all of the outstanding shares of common stock of Renex Corp. (Nasdaq National
Market: RENX). NNA, through its subsidiary, has accepted for payment, at $10 per share, all of the approximately 7,393,055 shares of Renex's common stock validly tendered prior to the expiration time for the offer on January 31, 2000 (constituting approximately 86.3% of Renex's outstanding common stock). Of the shares tendered, 196,966 shares have been tendered by guaranteed delivery.

As a result of the consummation of the offer, excluding shares tendered by guaranteed delivery as to which tendering holders have three Nasdaq National Market trading days to submit certificates or to effect book-entry transfer, NNA, through a subsidiary, presently owns approximately 7,196,089 shares of Renex Corp. common stock, par value $.001 per share.

As soon as practicable, an NNA subsidiary will merge with Renex and shareholders who did not validly tender their shares in the tender offer will be entitled to receive $10 net per share in cash. Materials will be distributed to such holders to surrender their share certificates for cancellation and payment of the share price.

Renex Corp. provides dialysis and ancillary services to approximately 1,300 patients suffering from kidney failure, generally referred to as end stage renal disease. The Company provides dialysis services through 21 outpatient facilities and a staff assisted home dialysis program. Additionally, the Company provides in-patient acute dialysis services at 21 hospitals.

NNA owns and operates 32 dialysis clinics in 5 states. NNA commenced operations in December 1998 and its principal shareholders are J.W. Childs Equity Partners II, L.P., Credit Agricole Indosuez and the NNA management team.

For further information: Leif Murphy, Executive Vice President, Chief Financial Officer of NNA - - (615) 777-8085.